SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ N° 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 12, 2010

Date, time and place: July 12, 2010, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo (“Company”). Attendance: All the members of the Board of Directors of the Company. Presiding Board: Chairman: Mr. Constantino de Oliveira Jr., who invited me, Henrique Constantino, to act as secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To pass resolutions on the following matters: (i) Authorization for the Company to grant a guarantee to its subsidiary, Gol Finance, headquartered in the Cayman Islands (“Gol Finance”); and (ii) Authorization for the Board of Executive Officers of the Company to execute all the agreements and documents relating to item “i” above. Resolutions: After the necessary explanations were provided the following resolutions were adopted by unanimous vote: (i) Authorization for the Company to grant a personal guarantee to its subsidiary, Gol Finance, which guarantee is intended for unconditionally and irrevocably securing the obligations undertaken by Gol Finance upon its issuance of Senior Notes, with maturity date in 2020, to be sold to  (a) qualified institutional investors, resident and domiciled in the United States of America, as defined in Rule 144A of the U.S. Securities Act of 1933, (“Securities Act”), in conformity with the registration exemption set forth in Rule 144A of the Securities Act; and (b) investors resident and domiciled in countries other than the United States of America, in conformity with the registration exemption set forth in  Regulation S of the Securities Act (“Notes” and “Issuance”) in the amounts and interest to be defined by Gol Finance, in accordance to the description in the Offering Memorandum, which will be approved by the officers of the Company in accordance to the following item (ii); and (ii) considering the resolution taken, the Board of Executive Officers of the Company is hereby authorized to execute all the documents, contracts and agreements necessary for the granting of the guarantee approved herein, as well as to agree upon the terms thereof. The authorization granted herein includes, without limitation, the Indenture and the Purchase Agreement.  The Company’s Board of Officers is since now authorized to approve the principal amount and the interest rate to be applied to the Bonds to be guaranteed by the Company. The amount of the Bonds and the applicable interest rate shall be determined after the roadshow and the conclusion of the bookbuilding procedure. The acts performed up to now by the Board of Executive Officers of the Company in relation to the guarantee are hereby ratified. Adjournment of the Meeting and Drawing-up of the Minutes: Upon the floor being offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the necessary time for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the original minutes drawn-up in the proper book.

São Paulo, July 12, 2010.

_________________________                                   ________________________

Constantino de Oliveira Jr.                                        Henrique Constantino

Chairman                                                               Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:July 12, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.